Exhibit 99.1

MiX Telematics Announces Financial Results for Second Quarter and First Half of Fiscal 2018

An explanation of non-IFRS measures used in this press release is set out in the Non-IFRS financial measures section of this press release. A reconciliation of these non-IFRS measures to the most directly comparable IFRS measures is provided in the financial tables that accompany this release.

References in this announcement to “R” are to South African Rand and references to “U.S. Dollars” and “$” are to United States Dollars. Unless otherwise stated MiX Telematics has translated U.S. Dollar amounts from South African Rand at the exchange rate of R13.5618 per $1.00, which was the R/$ exchange rate reported by Oanda.com as at September 30, 2017.

Highlights:

Second quarter fiscal 2018:

  Subscription revenue of R349 million ($25.8 million), up over 18% year over year on a constant currency basis
  Net subscriber additions of 14,500 bringing the total base to over 640,000, up 9% year over year
  Operating profit of R45 million ($3.3 million), up 73% year over year
  Adjusted EBITDA of R103 million ($7.6 million), up 56% year over year
  Adjusted EBITDA margin of 25.1% continues the quarterly improvement trend since the start of fiscal 2017. Reported Adjusted EBITDA margins were as follows: Q1 2017 15.9%, Q2 2017 18.0%, Q3 2017 21.9%, Q4 2017 22.3%, Q1 2018 23.1%, Q2 2018 25.1%
  Company raises full-year guidance for both revenue and profit

First half fiscal 2018:

  Subscription revenue of R685 million ($50.5 million), up over 17% year over year on a constant currency basis
  Operating profit of R88 million ($6.5 million), up 80% year over year
  Adjusted EBITDA of R197 million ($14.5 million), up 56% year over year
  Adjusted EBITDA margin of 24.1% up from 17.0% during the same period last year

MIDRAND, South Africa--(BUSINESS WIRE)--November 2, 2017--MiX Telematics Limited (NYSE:MIXT, JSE:MIX), a leading global provider of fleet and mobile asset management solutions delivered as Software-as-a-Service (SaaS), today announced financial results for its second quarter and first half of fiscal 2018, which ended on September 30, 2017.

“MiX reported a very strong second quarter, highlighted by our ability to exceed expectations across all key operating metrics,” said Stefan Joselowitz, Chief Executive Officer of MiX Telematics. “Our 18% year over year subscription revenue growth on a constant currency basis was broad-based, driven by uptake from our premium fleet customers globally. Additionally, this is the fifth consecutive quarter of adjusted EBITDA margin improvement. We are confident in our ability to maintain the momentum as we continue to execute our strategic initiatives and remain committed to achieving our longer-term adjusted EBITDA margin target of 30% plus.”

Financial performance for the three months ended September 30, 2017

Subscription revenue: Subscription revenue was R349.3 million ($25.8 million), an increase of 15.9% compared to R301.3 million ($22.2 million) for the second quarter of fiscal 2017. Subscription revenue increased more than 18% on a constant currency basis. Subscription revenue benefited from an increase of over 55,000 subscribers, representing an increase in the subscriber base of 9.4% from September 2016 to September 2017. Subscription revenue has also benefited from an expansion in the average revenue per user.

Total revenue: Total revenue was R411.2 million ($30.3 million), an increase of 11.7% compared to R368.2 million ($27.1 million) for the second quarter of fiscal 2017. Hardware and other revenue was R61.9 million ($4.6 million), a decrease of 7.3% compared to R66.8 million ($4.9 million) for the second quarter of fiscal 2017.

Gross Margin: Gross profit was R269.4 million ($19.9 million), compared to R253.1 million ($18.7 million) for the second quarter of fiscal 2017. Gross profit margin was 65.5%, compared to 68.8% for the second quarter of fiscal 2017.

Operating Margin: Operating profit was R45.3 million ($3.3 million), compared to R26.2 million ($1.9 million) for the second quarter of fiscal 2017. Operating margin was 11.0%, compared to 7.1% for the second quarter of fiscal 2017. The margin expansion was attributable primarily to the revenue growth leveraging our fixed overhead, and to ongoing cost management initiatives. Operating expenses of R224.1 million ($16.5 million) have declined by R2.8 million ($0.2 million), or 1.3%, since the second quarter of fiscal 2017.

Adjusted EBITDA: Adjusted EBITDA, a non-IFRS measure, was R103.3 million ($7.6 million), compared to R66.2 million ($4.9 million) for the second quarter of fiscal 2017. Adjusted EBITDA margin, a non-IFRS measure, for the second quarter of fiscal 2018 was 25.1%, compared to 18.0% for the second quarter of fiscal 2017.

Profit for the period and earnings per share: Profit for the period was R24.2 million ($1.8 million), compared to R23.2 million ($1.7 million) in the second quarter of fiscal 2017. Profit for the period includes a net foreign exchange gain of R3.2 million ($0.2 million) before tax. During the second quarter of fiscal 2017, profit for the period included a net foreign exchange loss of R8.4 million ($0.6 million), primarily relating to U.S. Dollar cash reserves, which are sensitive to R:$ exchange rate movements.

Earnings per diluted ordinary share were 4 South African cents, consistent with the second quarter of fiscal 2017. For the second quarter of fiscal 2018, the calculation was based on diluted weighted average ordinary shares in issue of 566.0 million compared to 633.4 million diluted weighted average ordinary shares in issue during the second quarter of fiscal 2017. The diluted weighted average ordinary shares in issue during the second quarter of fiscal 2018 were lower than in the second quarter of fiscal 2017, due to the weighted average impact of the share repurchases fully described in note 7 to the unaudited Group interim financial results for the six months ended September 30, 2017.

The Company's effective tax rate for the quarter was 50.2% compared to (15.4%) for the second quarter of fiscal year 2017. Ignoring the impact of net foreign exchange gains and losses, and related tax consequences, the tax rate which is used in determining adjusted earnings below, was 32.0% compared to 30.0% in the second quarter of fiscal 2017.

On a U.S. Dollar basis, and using the September 30, 2017 exchange rate of R13.5618 per U.S. Dollar, and at a ratio of 25 ordinary shares to one American Depositary Share ("ADS"), profit for the period was $1.8 million, or 8 U.S. cents per diluted ADS.

Adjusted earnings for the period and adjusted earnings per share: Adjusted earnings for the period, a non-IFRS measure, was R30.9 million ($2.3 million) compared to R20.0 million ($1.5 million) for the second quarter of fiscal 2017 and excludes the net foreign exchange gain of R3.2 million ($0.2 million) referred to above. Adjusted earnings for the second quarter of fiscal 2017 excluded the net foreign exchange loss of R8.4 million ($0.6 million) referred to above. Adjusted earnings per diluted ordinary share, also a non-IFRS measure, were 5 South African cents, compared to 3 South African cents in the second quarter of fiscal 2017.

On a U.S. Dollar basis, using the September 30, 2017 exchange rate of R13.5618 per U.S. Dollar, and at a ratio of 25 ordinary shares to one ADS, adjusted earnings for the period were $2.3 million, or 10 U.S. cents per diluted ADS.

Statement of Financial Position and Cash Flow: At September 30, 2017, the Company had R256.9 million ($18.9 million) of net cash and cash equivalents, compared to R311.3 million ($23.0 million) at March 31, 2017. The Company generated R104.0 million ($7.7 million) in net cash from operating activities for the three months ended September 30, 2017 and invested R100.2 million ($7.4 million) in capital expenditures during the quarter (including investments in in-vehicle devices of R71.8 million or $5.3 million), leading to free cash flow, a non-IFRS measure, of R3.8 million ($0.3 million) for the second quarter of fiscal 2018, compared with negative free cash flow of R15.8 million ($1.2 million) for the second quarter of fiscal 2017. The Company utilized R12.6 million ($0.9 million) in financing activities, compared to R488.8 million ($36.0 million) utilized during the second quarter of fiscal 2017. The cash utilized in financing activities during the second quarter of fiscal 2018 mainly consists of dividends paid. The cash utilized in financing activities during the second quarter of fiscal 2017 included share repurchases of R473.6 million ($34.9 million) and dividends paid of R15.3 million ($1.1 million).

Financial performance for the first half of fiscal 2018

Subscription revenue: Subscription revenue increased to R684.6 million ($50.5 million), an increase of 12.7% compared to R607.5 million ($44.8 million) for the first half of fiscal 2017. On a constant currency basis, subscription revenue increased by more than 17.0%. Subscription revenue benefited from an increase of over 55,000 subscribers, representing an increase in subscribers of 9.4% from September 2016 to September 2017. Subscription revenue has also benefited from an expansion in the average revenue per user.

Total revenue: Total revenue for the first half of fiscal 2018 was R816.8 million ($60.2 million), an increase of 9.3% compared to R747.3 million ($55.1 million) for the first half of fiscal 2017. Hardware and other revenue was R132.2 million ($9.7 million), compared to R139.7 million ($10.3 million) for the first half of fiscal 2017.

Gross margin: Gross profit for the first half of fiscal 2018 was R541.0 million ($39.9 million), an increase of 6.3% compared to R508.9 million ($37.5 million) for the first half of fiscal 2017. Gross profit margin was 66.2%, compared to 68.1% for the first half of fiscal 2017.

Operating margin: Operating profit for the first half of fiscal 2018 was R88.2 million ($6.5 million), compared to R49.1 million ($3.6 million) posted in the first half of fiscal 2017. The operating margin for the first half of fiscal 2018 was 10.8%, compared to the 6.6% posted in the first half of fiscal 2017. The margin expansion was attributable primarily to the revenue growth leveraging our fixed overhead, and to ongoing cost management initiatives.

Adjusted EBITDA: Adjusted EBITDA was R197.2 million ($14.5 million) compared to R126.7 million ($9.3 million) for the first half of fiscal 2017. The Adjusted EBITDA margin for the first half of fiscal 2018 was 24.1%, compared to 17.0% in the first half of fiscal 2017.

Profit for the period and earnings per share: Profit for the first half of fiscal 2018 was R58.1 million ($4.3 million), compared to R55.1 million ($4.1 million) in the first half of fiscal 2017. Profit for the period includes a net foreign exchange loss of R1.8 million ($0.1 million) before tax. During the first half of fiscal 2017, a net foreign exchange gain of R11.5 million ($0.8 million) was recorded, primarily relating to U.S. Dollar cash reserves which are sensitive to R:$ exchange rate movements.

Earnings per diluted ordinary share were 10 South African cents, compared to 8 South African cents in the first half of fiscal 2017. For the first half of fiscal 2018, the calculation was based on diluted weighted average ordinary shares in issue of 566.7 million compared to 697.9 million diluted weighted average ordinary shares in issue during the first half of fiscal 2017. The diluted weighted average ordinary shares in issue during the first half of fiscal 2018 were lower than in the first half of fiscal 2017 due to the weighted average impact of the share repurchases fully described in note 7 to the unaudited Group interim financial results for the six months ended September 30, 2017.

The Company's effective tax rate for the first half of fiscal 2018 was 34.0% compared to 19.1% for the first half of fiscal 2017.

Adjusted earnings for the period and adjusted earnings per share: Adjusted earnings for the first half of fiscal 2018, a non-IFRS measure, was R61.6 million ($4.5 million), compared to R37.3 million ($2.7 million) in the first half of fiscal 2017 and excludes the net foreign exchange loss of R1.8 million ($0.1 million) referred to above. Adjusted earnings for the first half of fiscal 2017, excludes the net foreign exchange gain of R11.5 million ($0.8 million). Adjusted earnings per diluted ordinary share was 11 South African cents, compared to 5 South African cents for the first half of fiscal 2017.

Ignoring the impact of net foreign exchange gains and losses, and related tax consequences, the effective tax rate, which is used in calculating adjusted earnings, was 31.4% compared to 34.2% in the first half of fiscal 2017.

On a U.S. Dollar basis, and using the September 30, 2017 exchange rate of R13.5618 per U.S. Dollar, and at a ratio of 25 ordinary shares to one ADS, adjusted earnings for the first half of fiscal 2018 were $4.5 million, or 20 U.S. cents per diluted ADS, compared to $2.7 million, or 10 U.S. cents per diluted ADS in the first half of fiscal 2017.

Cash Flow: The Company generated R122.3 million ($9.0 million) in net cash from operating activities for the first half of fiscal 2018 and invested R182.5 million ($13.5 million) in capital expenditures during the period (including investments in in-vehicle devices of R124.5 million or $9.2 million), leading to negative free cash flow of R60.2 million ($4.4 million), compared with negative free cash flow of R50.0 million ($3.7 million) for the first half of fiscal 2017. Capital expenditure was R35.3 million ($2.6 million) higher than in the first half of fiscal 2017 primarily as a result of increased investments in in-vehicle devices due to the continued increase in the number of bundled subscription contracts.

Segment commentary for the first half of fiscal 2018

The segment results below are presented on an integral margin basis. In respect of revenue, this method of measurement entails reviewing the segmental results based on external revenue only. In respect of Adjusted EBITDA (the profit measure identified by the Company), the margin generated by our Central Services Organization ("CSO"), net of any unrealized intercompany profit, is allocated to the geographic region where the external revenue is recorded by our Regional Sales Offices ("RSOs").

CSO continues as a central service organization that wholesales our products and services to our RSOs who, in turn, interface with our end-customers and distributors. CSO is also responsible for the development of our hardware and software platforms and provides common marketing, product management, technical and distribution support to each of our other operating segments. CSO's operating expenses are not allocated to each RSO.

Each RSO's results reflect the external revenue earned, as well as the Adjusted EBITDA earned (or loss incurred) by each operating segment before the CSO and corporate cost allocations.

For further information in this regard, please refer to note 3 of the unaudited Group interim financial results for the six months ended September 30, 2017.

Segment	Subscription Revenue Half-year 2018 R'000	Total Revenue Half-year 2018 R'000	Adjusted EBITDA Half-year 2018 R'000	% change on prior year	Adjusted EBITDA Margin Half-year 2018
Africa	423,157	469,549	209,392	33.0%	44.6%

The subscriber base grew 8.7% year over year. This growth and an increase in the number of bundled subscriptions resulted in subscription revenue growth of 13.0% in the segment. Total revenue increased by 11.8%. Enhanced scale and stringent cost control drove an expansion in the Adjusted EBITDA margin to 44.6% (up from the 37.5% Adjusted EBITDA margin reported in the first half of fiscal 2017).

Europe	55,923	89,405	29,443	39.0%	32.9%
	The region's subscriber base grew by 5.2% year over year and in constant currency, subscription revenue growth was 7.0%. Total revenue increased on a constant currency basis by 28.7% due to higher hardware revenues compared to the first half of fiscal 2017. The region reported an Adjusted EBITDA margin of 32.9% (up from the 27.0% Adjusted EBITDA margin reported in the first half of fiscal 2017).
Americas	83,012	95,880	24,958	82.0%	26.0%
	The Americas segment subscriber base grew by 22.5% year over year. In addition, subscription revenue was assisted by the market’s preference for bundled deals across new and existing customers. Subscription revenue growth on a constant currency basis was 60.7%. Total revenue improved by 34.9% on a constant currency basis as hardware sales were lower. The region reported an Adjusted EBITDA margin of 26.0% (up from the 17.5% Adjusted EBITDA margin reported in the first half of fiscal 2017).
Middle East and Australasia	98,900	135,996	49,570	22.7%	36.4%

Subscribers increased by 5.3% year over year while subscription revenue increased by 5.4% on a constant currency basis. Total revenue in constant currency declined by 3.2% as hardware and other revenues were lower than in the first half of fiscal 2017. The region reported an Adjusted EBITDA margin of 36.4% (up from the 26.4% Adjusted EBITDA margin reported in the first half of fiscal 2017). The improvement in Adjusted EBITDA margin was as a result of the restructuring plans implemented during the fourth quarter of fiscal 2017.

Brazil	23,120	25,447	8,752	101.1%	34.4%
	Subscribers increased by 44.6% year over year and subscription revenue, also aided by the market’s preference for bundled deals, increased by 67.6% on a constant currency basis. On a constant currency basis, total revenue increased by 54.5%. The segment reported Adjusted EBITDA of R8.8 million in the first half of fiscal 2018, at an Adjusted EBITDA margin of 34.4% (up from the 25.4% Adjusted EBITDA margin reported in the first half of fiscal 2017).
Central Services Organization ("CSO")	515	553	(68,849)	(7.0%)	—

CSO is responsible for the development of our hardware and software platforms and provides common marketing, product management, technical and distribution support to each of our other operating segments. The negative Adjusted EBITDA reported arises as a result of operating expenses carried by the segment.

Business Outlook

MiX Telematics has translated U.S. Dollar amounts in this Business Outlook paragraph from South African Rand at the exchange rate of R14.0838 per $1.00, which was the R/$ exchange rate reported by Oanda.com as at October 30, 2017.

Based on information as of today, November 2, 2017, the Company is issuing the following financial guidance for the full 2018 fiscal year:

  Subscription revenue - R1,420 million to R1,432 million ($100.8 million to $101.7 million), which would represent subscription revenue growth of 14.5% to 15.5% compared to fiscal 2017.
  Total revenue - R1,661 million to R1,687 million ($117.9 million to $119.8 million), which would represent revenue growth of 7.8% to 9.5% compared to fiscal 2017.
  Adjusted EBITDA - R403 million to R421 million ($28.6 million to $29.9 million), which would represent Adjusted EBITDA growth of 33.6% to 39.7% compared to fiscal 2017.
  Adjusted earnings per diluted ordinary share of 22.0 to 23.5 South African cents based on 568 million diluted ordinary shares in issue, and based on an effective tax rate of 28.0% to 31.0%. At a ratio of 25 ordinary shares to one ADS, this equates to adjusted earnings per diluted ADS of 39.1 to 41.7 U.S. cents.

For the third quarter of fiscal 2018, the Company expects subscription revenue to be in the range of R362 million to R367 million ($25.7 million to $26.1 million) which would represent subscription revenue growth of 16.5% to 18.1% compared to the third quarter of fiscal 2017.

The key assumptions used in deriving the forecast are as follows:

  Growth in subscription revenue and vehicles under subscription are based on expected growth rates related to market conditions and takes into account growth rates achieved previously.
  Achieving hardware sales according to expectations. Hardware sales are dependent on the volumes of bundled solutions selected by customers.
  An average forecast exchange rate for the 2018 fiscal year of R13.5000 per $1.00.

The forecast is the responsibility of the board of directors and has not been reviewed or reported on by the Company’s external auditors. The Company’s policy is to give guidance on a quarterly basis, if necessary, and does not update guidance between quarters.

The Company provides earnings guidance only on a non-IFRS basis and does not provide a reconciliation of forward-looking Adjusted EBITDA and Adjusted Earnings per Diluted Ordinary Share guidance to the most directly comparable IFRS financial measures because of the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations, including adjustments that could be made for foreign exchange gains/(losses) and related tax consequences, restructuring costs, share-based compensation costs, and other charges reflected in the Company’s reconciliation of historic non-IFRS financial measures, the amounts of which, based on past experience, could be material.

The information disclosed in this “Business Outlook” paragraph complies with the disclosure requirements in terms of paragraph 8.38 of the JSE Listings Requirements which deals with profit forecasts.

Quarterly Reporting Policy in respect of JSE Listings Requirements

Following the listing of the Company’s ADSs on the New York Stock Exchange, the Company has adopted a quarterly reporting policy. As a result of such quarterly reporting the Company is, in terms of paragraph 3.4(b)(ix) of the JSE Listings Requirements, not required to publish trading statements in terms of paragraph 3.4(b)(i) to (viii) of the JSE Listings Requirements.

Conference Call Information

MiX Telematics management will also host a conference call and audio webcast at 8:00 a.m. (Eastern Daylight Time) and 2:00 p.m. (South African Time) on November 2, 2017 to discuss the Company's financial results and current business outlook:

  The live webcast of the call will be available at the “Investor Information” page of the Company’s website, http://investor.mixtelematics.com.
  To access the call, dial +1-888-695-0609 (within the United States) or 0 800 982 089 (within South Africa) or +1-719-457-2641 (outside of the United States). The conference ID is 9357437.
  A replay of this conference call will be available for a limited time at +1-844-512-2921 (within the United States) or +1-412-317-6671 (within South Africa or outside of the United States). The replay conference ID is 9357437.
  A replay of the webcast will also be available for a limited time at http://investor.mixtelematics.com.

About MiX Telematics Limited

MiX Telematics is a leading global provider of fleet and mobile asset management solutions delivered as SaaS to customers managing over 640,000 assets in approximately 120 countries. The Company’s products and services provide enterprise fleets, small fleets and consumers with solutions for safety, efficiency, risk and security. MiX Telematics was founded in 1996 and has offices in South Africa, the United Kingdom, the United States, Uganda, Brazil, Australia, Romania, Thailand and the United Arab Emirates as well as a network of more than 130 fleet partners worldwide. MiX Telematics shares are publicly traded on the Johannesburg Stock Exchange (JSE: MIX) and MiX Telematics ADSs are listed on the New York Stock Exchange (NYSE: MIXT). For more information visit www.mixtelematics.com.

Forward-Looking Statements

This press release includes certain “forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including without limitation, statements concerning our financial guidance for the third quarter and full year of fiscal 2018, our position to execute on our growth strategy, and our ability to expand our leadership position. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control including, without limitation, those described under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the "SEC") for the fiscal year ended March 31, 2017, as updated by other reports that the Company files with or furnishes to the SEC. The Company assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

Non-IFRS financial measures

Adjusted EBITDA

To provide investors with additional information regarding its financial results, the Company has disclosed within this press release, Adjusted EBITDA and Adjusted EBITDA margin. Adjusted EBITDA is a non-IFRS financial measure; it does not represent cash flows from operations for the periods indicated and should not be considered an alternative to net income as an indicator of the Company's results of operations or as an alternative to cash flows from operations as an indicator of liquidity. Adjusted EBITDA is defined as the profit for the period before income taxes, net finance income/(costs) including foreign exchange gains/(losses), depreciation of property, plant and equipment including capitalized customer in-vehicle devices, amortization of intangible assets including capitalized in-house development costs and intangible assets identified as part of a business combination, share-based compensation costs, restructuring costs, profits/(losses) on the disposal or impairments of assets or subsidiaries, insurance reimbursements relating to impaired assets and certain litigation costs.

The Company has included Adjusted EBITDA and Adjusted EBITDA margin in this press release because they are key measures that the Company's management and Board of Directors use to understand and evaluate its core operating performance and trends; to prepare and approve its annual budget; and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA and Adjusted EBITDA margin can provide a useful measure for period-to-period comparisons of the Company's core business. Accordingly, the Company believes that Adjusted EBITDA and Adjusted EBITDA margin provides useful information to investors and others in understanding and evaluating its operating results.

The Company's use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider this performance measure in isolation from or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;
  Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
  Adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;
  Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to the Company; and
  other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including operating profit, profit for the period and our other results.

Headline Earnings

Headline earnings is a profit measure required for JSE-listed companies and is calculated in accordance with circular 2/2015 issued by the South African Institute of Chartered Accountants. The profit measure is determined by taking the profit for the period prior to certain separately identifiable re-measurements of the carrying amount of an asset or liability that arose after the initial recognition of such asset or liability net of related tax (both current and deferred) and related non-controlling interest.

Adjusted Earnings and Adjusted Earnings Per Share

Adjusted earnings per share is defined as profit attributable to owners of the parent, MiX Telematics Limited, excluding net foreign exchange gains/(losses) net of tax, divided by the weighted average number of ordinary shares in issue during the period.

We have included Adjusted earnings per share in this press release because it provides a useful measure for period-to-period comparisons of the Company's core business by excluding net foreign exchange gains/(losses) from earnings. Accordingly, we believe that Adjusted earnings per share provides useful information to investors and others in understanding and evaluating the Company's operating results.

Free cash flow

Free cash flow is determined as net cash generated from operating activities less capital expenditure for investing activities. We believe that free cash flow provides useful information to investors and others in understanding and evaluating the Company’s cash flows as it provides detail of the amount of cash the Company generates or utilizes after accounting for all capital expenditures including investments in in-vehicle devices and development expenditure.

Constant currency and U.S. Dollar financial information

Financial information presented in United States Dollars ("U.S. Dollars" and "$") and constant currency financial information presented as part of the segment commentary constitute pro forma financial information under the JSE Listings Requirements. Unless otherwise stated, MiX Telematics has translated U.S. Dollar amounts from South African Rand ("R") at the exchange rate of R13.5618 per $1.00, which was the R/$ exchange rate reported by Oanda.com as at September 30, 2017.

Constant currency information has been presented to illustrate the impact of changes in currency rates on the Group’s results. The constant currency information has been determined by adjusting the current financial reporting period results to the prior period average exchange rates, determined as the average of the monthly exchange rates applicable to the period. The measurement has been performed for each of the Group’s currencies, including the U.S. Dollar and British Pound. The constant currency growth percentage has been calculated by utilizing the constant currency results compared to the prior period results.

This pro forma financial information is the responsibility of the Group’s board of directors and is presented for illustrative purposes. Because of its nature, the pro forma financial information may not fairly present MiX Telematics’ financial position, changes in equity, results of operations or cash flows. The pro forma financial information does not constitute pro forma information in accordance with the requirements of Regulation S-X of the SEC or generally accepted accounting principles in the United States. In addition, the rules and regulations related to the preparation of pro forma financial information in other jurisdictions may also vary significantly from the requirements applicable in South Africa. The information contained in this report has not been reviewed or audited by the Group's auditors.

JSE Sponsor:
Java Capital Trustees and Sponsors Proprietary Limited

Unaudited interim financial results for the six months ended September 30, 2017

CONDENSED CONSOLIDATED INCOME STATEMENTS
South African Rand	Six months ended	Six months ended	Three months ended	Three months ended
Figures are in thousands unless otherwise stated	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue	816,830	747,256	411,167	368,160
Cost of sales	(275,864)	(238,369)	(141,732)	(115,050)
Gross profit	540,966	508,887	269,435	253,110
Other income/(expenses) - net	2,879	530	(64)	71
Operating expenses	(455,676)	(460,321)	(224,116)	(226,955)
-Sales and marketing	(98,238)	(97,652)	(49,259)	(49,122)
-Administration and other charges	(357,438)	(362,669)	(174,857)	(177,833)
Operating profit	88,169	49,096	45,255	26,226
Finance (costs)/income - net	(84)	18,995	3,402	(6,120)
-Finance income	3,900	23,082	5,108	6,102
-Finance costs	(3,984)	(4,087)	(1,706)	(12,222)
Profit before taxation	88,085	68,091	48,657	20,106
Taxation	(29,941)	(12,973)	(24,417)	3,092
Profit for the period	58,144	55,118	24,240	23,198

Attributable to:
Owners of the parent	58,084	55,130	24,248	23,205
Non-controlling interests	60	(12)	(8)	(7)
	58,144	55,118	24,240	23,198

Earnings per share
-basic (R)	0.10	0.08	0.04	0.04
-diluted (R)	0.10	0.08	0.04	0.04

Earnings per American Depositary Share
-basic (R)	2.59	1.98	1.08	0.92
-diluted (R)	2.56	1.97	1.07	0.92

Ordinary shares ('000)[1]
-in issue at September 30	559,381	562,259	559,381	562,259
-weighted average	560,677	695,746	558,824	632,113
-diluted weighted average	566,715	697,920	566,008	633,413

Weighted average American Depositary Shares ('000)[1]
-in issue at September 30	22,375	22,490	22,375	22,490
-weighted average	22,427	27,830	22,353	25,285
-diluted weighted average	22,669	27,917	22,640	25,337

[1]

September 30, 2017 figure excludes 40,000,000 (September 30, 2016: 40,000,000) treasury shares held by MiX Telematics Investments Proprietary Limited ("MiX Investments"), a wholly owned subsidiary of the Group.

CONDENSED CONSOLIDATED INCOME STATEMENTS
United States Dollar	Six months ended	Six months ended	Three months ended	Three months ended
Figures are in thousands unless otherwise stated	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016
	Unaudited	Unaudited	Unaudited	Unaudited
Revenue	60,230	55,100	30,318	27,147
Cost of sales	(20,341)	(17,577)	(10,451)	(8,483)
Gross profit	39,889	37,523	19,867	18,664
Other income/(expenses) - net	212	39	(5)	5
Operating expenses	(33,600)	(33,943)	(16,525)	(16,735)
-Sales and marketing	(7,244)	(7,201)	(3,632)	(3,622)
-Administration and other charges	(26,356)	(26,742)	(12,893)	(13,113)
Operating profit	6,501	3,619	3,337	1,934
Finance (costs)/income - net	(6)	1,401	251	(451)
-Finance income	288	1,702	377	450
-Finance costs	(294)	(301)	(126)	(901)
Profit before taxation	6,495	5,020	3,588	1,483
Taxation	(2,208)	(957)	(1,800)	228
Profit for the period	4,287	4,063	1,788	1,711

Attributable to:
Owners of the parent	4,283	4,064	1,789	1,712
Non-controlling interests	4	(1)	(1)	(1)
	4,287	4,063	1,788	1,711

Earnings per share
-basic ($)	0.01	0.01	#	#
-diluted ($)	0.01	0.01	#	#

Earnings per American Depositary Share
-basic ($)	0.19	0.15	0.08	0.07
-diluted ($)	0.19	0.15	0.08	0.07

Ordinary shares ('000)[1]
-in issue at September 30	559,381	562,259	559,381	562,259
-weighted average	560,677	695,746	558,824	632,113
-diluted weighted average	566,715	697,920	566,008	633,413

Weighted average American Depositary Shares ('000)[1]
-in issue at September 30	22,375	22,490	22,375	22,490
-weighted average	22,427	27,830	22,353	25,285
-diluted weighted average	22,669	27,917	22,640	25,337

# Amounts less than $0.01
[1]

September 30, 2017 figure excludes 40,000,000 (September 30, 2016: 40,000,000) treasury shares held by MiX Telematics Investments Proprietary Limited ("MiX Investments"), a wholly owned subsidiary of the Group.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
	South African Rand		United States Dollar
	Six months ended	Six months ended	Six months ended	Six months ended
Figures are in thousands unless otherwise stated	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016
	Unaudited	Unaudited	Unaudited	Unaudited
Profit for the period	58,144	55,118	4,287	4,063
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations	18,796	(58,619)	1,386	(4,323)
- Attributable to owners of the parent	18,785	(58,571)	1,385	(4,319)
- Attributable to non-controlling interests	11	(48)	1	(4)
Taxation relating to components of other comprehensive income	—	478	—	35
Other comprehensive income/(loss) for the period, net of tax	18,796	(58,141)	1,386	(4,288)
Total comprehensive income/(loss) for the period	76,940	(3,023)	5,673	(225)

Attributable to:
Owners of the parent	76,869	(2,963)	5,668	(221)
Non-controlling interests	71	(60)	5	(4)
Total comprehensive income/(loss) for the period	76,940	(3,023)	5,673	(225)

HEADLINE EARNINGS
Reconciliation of headline earnings
	South African Rand		United States Dollar
	Six months ended	Six months ended	Six months ended	Six months ended
Figures are in thousands unless otherwise stated	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016
	Unaudited	Unaudited	Unaudited	Unaudited
Profit for the period attributable to owners of the parent	58,084	55,130	4,283	4,064
Adjusted for:
(Profit)/loss on disposal of property, plant and equipment and intangible assets	(313)	17	(23)	1
Impairment of product development costs capitalized	127	144	9	11
Income tax effect on the above components	—	(23)	—	(2)
Headline earnings attributable to owners of the parent	57,898	55,268	4,269	4,074
Headline earnings
Headline earnings per share
-basic (R/$)	0.10	0.08	0.01	0.01
-diluted (R/$)	0.10	0.08	0.01	0.01

Headline earnings per American Depositary Share
-basic (R/$)	2.58	1.99	0.19	0.15
-diluted (R/$)	2.56	1.98	0.19	0.15

ADJUSTED EARNINGS
Reconciliation of adjusted earnings
South African Rand	Six months ended	Six months ended	Three months ended	Three months ended
Figures are in thousands unless otherwise stated	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016
	Unaudited	Unaudited	Unaudited	Unaudited

Profit for the period attributable to owners of the parent	58,084	55,130	24,248	23,205
Net foreign exchange losses/(gains)	1,784	(11,496)	(3,209)	8,421
Income tax effect on the above component	1,692	(6,381)	9,853	(11,637)
Adjusted earnings attributable to owners of the parent	61,560	37,253	30,892	19,989

Adjusted earnings
Adjusted earnings per share
-basic (R)	0.11	0.05	0.06	0.03
-diluted (R)	0.11	0.05	0.05	0.03

Adjusted earnings per American Depositary Share
-basic (R)	2.74	1.34	1.38	0.79
-diluted (R)	2.72	1.33	1.36	0.79

United States Dollar
Figures are in thousands unless otherwise stated

Profit for the period attributable to owners of the parent	4,283	4,064	1,789	1,712
Net foreign exchange losses/(gains)	132	(848)	(237)	621
Income tax effect on the above component	125	(471)	726	(858)
Adjusted earnings attributable to owners of the parent	4,540	2,745	2,278	1,475

Adjusted earnings per share
-basic ($)	0.01	#	#	#
-diluted ($)	0.01	#	#	#

Adjusted earnings per American Depositary Share
-basic ($)	0.20	0.10	0.10	0.06
-diluted ($)	0.20	0.10	0.10	0.06

# Amounts less than $0.01

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
	South African Rand		United States Dollar
Figures are in thousands unless otherwise stated	September 30,	March 31,	September 30,	March 31,
	2017	2017	2017	2017
	Unaudited	Audited	Unaudited	Unaudited

ASSETS
Non-current assets
Property, plant and equipment	352,503	294,120	25,992	21,687
Intangible assets	909,920	881,900	67,094	65,028
Finance lease receivable	—	22	—	2
Deferred tax assets	33,124	28,130	2,442	2,074
Total non-current assets	1,295,547	1,204,172	95,528	88,791
Current assets
Inventory	53,738	26,449	3,962	1,950
Trade and other receivables	299,984	260,576	22,120	19,214
Finance lease receivable	62	140	5	10
Taxation	26,689	26,302	1,968	1,939
Restricted cash	14,151	13,268	1,043	978
Cash and cash equivalents	283,526	375,782	20,906	27,709
Total current assets	678,150	702,517	50,004	51,800
Total assets	1,973,697	1,906,689	145,532	140,591
EQUITY
Stated capital (note 7)	837,004	854,345	61,719	62,997
Other reserves	17,788	(4,370)	1,311	(322)
Retained earnings	627,371	594,514	46,260	43,837
Equity attributable to owners of the parent	1,482,163	1,444,489	109,290	106,512
Non-controlling interest	14	(1,558)	1	(115)
Total equity	1,482,177	1,442,931	109,291	106,397
LIABILITIES
Non-current liabilities
Deferred tax liabilities	111,743	100,067	8,240	7,379
Provisions	1,981	1,833	146	135
Total non-current liabilities	113,724	101,900	8,386	7,514
Current liabilities
Trade and other payables	321,783	309,110	23,724	22,791
Taxation	6,872	4,521	507	333
Provisions	21,126	28,778	1,558	2,122
Share-based payment liability	1,353	—	100	—
Bank overdraft	26,662	19,449	1,966	1,434
Total current liabilities	377,796	361,858	27,855	26,680
Total liabilities	491,520	463,758	36,241	34,194
Total equity and liabilities	1,973,697	1,906,689	145,532	140,591
Net cash (note 6)	256,864	356,333	18,940	26,275
Net asset value per share (R/$)	2.65	2.56	0.20	0.19
Net tangible asset value per share (R/$)	1.02	1.00	0.08	0.07
Capital expenditure
-incurred	177,127	289,418	13,061	21,341
-authorized but not spent	50,448	132,836	3,720	9,795

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
	South African Rand		United States Dollar
	Six months ended	Six months ended	Six months ended	Six months ended
	September 30,	September 30,	September 30,	September 30,
Figures are in thousands unless otherwise stated	2017	2016	2017	2016
	Unaudited	Unaudited	Unaudited	Unaudited
Operating activities
Cash generated from operations	141,163	124,340	10,409	9,168
Net financing income	1,703	7,666	126	565
Taxation paid	(20,582)	(34,792)	(1,518)	(2,565)
Net cash generated from operating activities	122,284	97,214	9,017	7,168
Cash flows from investing activities
Capital expenditure payments	(182,516)	(147,187)	(13,458)	(10,853)
Deferred consideration paid	—	(735)	—	(54)
Proceeds on sale of property, plant and equipment and intangible assets	1,218	198	90	15
Decrease in restricted cash	22	3,765	2	278
Increase in restricted cash	(689)	(566)	(51)	(42)
Net cash used in investing activities	(181,965)	(144,525)	(13,417)	(10,656)
Cash flows from financing activities
Proceeds from issuance of ordinary shares	1,325	4,529	98	334
Share repurchase	(18,666)	(473,601)	(1,376)	(34,922)
Dividends paid to Company's owners	(25,200)	(30,458)	(1,858)	(2,246)
Net cash used in financing activities	(42,541)	(499,530)	(3,136)	(36,834)
Net decrease in cash and cash equivalents	(102,222)	(546,841)	(7,536)	(40,322)
Net cash and cash equivalents at the beginning of the period	356,333	860,762	26,275	63,470
Exchange gains/(losses) on cash and cash equivalents	2,753	(2,593)	201	(191)
Net cash and cash equivalents at the end of the period	256,864	311,328	18,940	22,957

FREE CASH FLOW
Reconciliation of free cash flow to net cash generated from operating activities
	Six months ended	Six months ended	Three months ended	Three months ended
South African Rand	September 30,	September 30,	September 30,	September 30,
Figures are in thousands unless otherwise stated	2017	2016	2017	2016
	Unaudited	Unaudited	Unaudited	Unaudited

Net cash generated from operating activities	122,284	97,214	103,960	69,113
Capital expenditure payments	(182,516)	(147,187)	(100,172)	(84,960)
Free cash flow	(60,232)	(49,973)	3,788	(15,847)
United States Dollar
Figures are in thousands unless otherwise stated

Net cash generated from operating activities	9,017	7,168	7,666	5,096
Capital expenditure payments	(13,458)	(10,853)	(7,386)	(6,265)
Free cash flow	(4,441)	(3,685)	280	(1,169)

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
	Attributable to owners of the parent
South African Rand Figures are in thousands unless otherwise stated	Stated capital	Other reserves	Retained earnings	Total	Non- controlling interest	Total equity
Balance at April 1, 2016 (Audited)	1,320,955	74,262	526,082	1,921,299	(1,491)	1,919,808

Total comprehensive income	—	(58,093)	55,130	(2,963)	(60)	(3,023)
Profit for the period	—	—	55,130	55,130	(12)	55,118
Other comprehensive loss	—	(58,093)	—	(58,093)	(48)	(58,141)

Transactions with owners	(469,153)	5,435	(30,489)	(494,207)	—	(494,207)
Shares issued in relation to share options exercised	4,529	—	—	4,529	—	4,529
Share-based payment	—	5,435	—	5,435	—	5,435
Dividends declared	—	—	(30,489)	(30,489)	—	(30,489)
Share repurchase (note 7)	(473,682)	—	—	(473,682)	—	(473,682)
Balance at September 30, 2016 (Unaudited)	851,802	21,604	550,723	1,424,129	(1,551)	1,422,578

Total comprehensive income	—	(22,786)	66,328	43,542	(7)	43,535
Profit for the period	—	—	66,328	66,328	(5)	66,323
Other comprehensive income	—	(22,786)	—	(22,786)	(2)	(22,788)

Transactions with owners	2,543	(3,188)	(22,537)	(23,182)	—	(23,182)
Shares issued in relation to share options exercised	2,543	—	—	2,543	—	2,543
Share-based payment	—	(3,188)	—	(3,188)	—	(3,188)
Dividends declared	—	—	(22,537)	(22,537)	—	(22,537)

Balance at March 31, 2017 (Audited)	854,345	(4,370)	594,514	1,444,489	(1,558)	1,442,931

Total comprehensive income	—	18,785	58,084	76,869	71	76,940
Profit for the period	—	—	58,084	58,084	60	58,144
Other comprehensive income	—	18,785	—	18,785	11	18,796

Transactions with owners	(17,341)	3,373	(25,227)	(39,195)	1,501	(37,694)
Shares issued in relation to share options exercised	1,325	—	—	1,325	—	1,325
Share-based payment	—	4,874	—	4,874	—	4,874
Dividends declared (note 8)	—	—	(25,227)	(25,227)	—	(25,227)
Share repurchase (note 7)	(18,666)	—	—	(18,666)	—	(18,666)
Transactions with non-controlling interests (note 9)	—	(1,501)	—	(1,501)	1,501	—
Balance at September 30, 2017 (Unaudited)	837,004	17,788	627,371	1,482,163	14	1,482,177

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
	Attributable to owners of the parent
United States Dollar Figures are in thousands unless otherwise stated	Stated capital	Other reserves	Retained earnings	Total	Non- controlling interest	Total equity
Balance at April 1, 2016 (Unaudited)	97,403	5,476	38,791	141,670	(110)	141,560

Total comprehensive income	—	(4,284)	4,065	(219)	(5)	(224)
Profit for the period	—	—	4,065	4,065	(1)	4,064
Other comprehensive loss	—	(4,284)	—	(4,284)	(4)	(4,288)

Transactions with owners	(34,594)	401	(2,248)	(36,441)	—	(36,441)
Shares issued in relation to share options exercised	334	—	—	334	—	334
Share-based payment	—	401	—	401	—	401
Dividends declared	—	—	(2,248)	(2,248)	—	(2,248)
Share repurchase (note 7)	(34,928)	—	—	(34,928)	—	(34,928)
Balance at September 30, 2016 (Unaudited)	62,809	1,593	40,608	105,010	(115)	104,895

Total comprehensive income	—	(1,680)	4,891	3,211	*	3,211
Profit for the period	—	—	4,891	4,891	*	4,891
Other comprehensive income	—	(1,680)	—	(1,680)	*	(1,680)

Transactions with owners	188	(235)	(1,662)	(1,709)	—	(1,709)
Shares issued in relation to share options exercised	188	—	—	188	—	188
Share-based payment	—	(235)	—	(235)	—	(235)
Dividends declared	—	—	(1,662)	(1,662)	—	(1,662)
Balance at March 31, 2017 (Unaudited)	62,997	(322)	43,837	106,512	(115)	106,397

Total comprehensive income	—	1,385	4,283	5,668	5	5,673
Profit for the period	—	—	4,283	4,283	4	4,287
Other comprehensive income	—	1,385	—	1,385	1	1,386

Transactions with owners	(1,278)	248	(1,860)	(2,890)	111	(2,779)
Shares issued in relation to share options exercised	98	—	—	98	—	98
Share-based payment	—	359	—	359	—	359
Dividends declared (note 8)	—	—	(1,860)	(1,860)	—	(1,860)
Share repurchase (note 7)	(1,376)	—	—	(1,376)	—	(1,376)
Transactions with non-controlling interests (note 9)	—	(111)	—	(111)	111	—
Balance at September 30, 2017 (Unaudited)	61,719	1,311	46,260	109,290	1	109,291

* Amount less than $1000.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL RESULTS

1. Basis of preparation and accounting policies

Condensed unaudited Group interim financial results for the half year ended September 30, 2017

These condensed unaudited Group interim financial results for the half year ended September 30, 2017 have been prepared in accordance with International Financial Reporting Standard ("IFRS"), IAS 34: Interim financial reporting, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee, Financial Pronouncements as issued by the Financial Reporting Standards Council ("FRSC"), the JSE Listings Requirements and the requirements of the South African Companies Act, No. 71 of 2008. The interim financial results have not been audited or reviewed by the Group’s external auditors.

The condensed unaudited Group interim financial results do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual financial statements for the year ended March 31, 2017, which have been prepared in accordance with IFRS.

The preparation of interim financial results requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. In preparing these condensed interim financial results, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation and uncertainty were the same as those applied to the consolidated financial statements for the year ended March 31, 2017.

The condensed unaudited Group interim financial results were prepared under the supervision of the Interim Group Chief Financial Officer, PM Dell, CA (SA). The results were made available on November 2, 2017.

The Group has adopted all the new, revised or amended accounting pronouncements as issued by the International Accounting Standards Board (IASB) which were effective for the Group from April 1, 2017, none of which had a material impact on the Group.

Financial results for the second quarter of fiscal 2018

In addition to the condensed unaudited Group interim financial results for the half year ended September 30, 2017, additional financial information in respect of the second quarter of fiscal 2018 has been presented together with the relevant comparative information. The quarterly information comprises a condensed consolidated income statement, a reconciliation of adjusted earnings to profit for the period, a reconciliation of Adjusted EBITDA to profit for the period (note 4) and other financial and operating data (note 11).

The quarterly financial results have not been audited or reviewed by the Group’s external auditors.

Presentation currency and convenience translation

The Group’s presentation currency is South African Rand. In addition to presenting these interim financial results in South African Rand, supplementary information in U.S. Dollars has been prepared for the convenience of users of the Group interim financial results. Unless otherwise stated, the Group has translated U.S. Dollar amounts from South African Rand at the exchange rate of R13.5618 per $1.00, which was the R/$ exchange rate reported by Oanda.com as at September 30, 2017. The U.S. Dollar figures may not compute as they are rounded independently.

The supplementary information prepared in U.S. Dollars constitutes pro forma financial information under the JSE Listings Requirements. This pro forma financial information is the responsibility of the Group’s Board of Directors and is presented for illustrative purposes. Because of its nature, the pro forma financial information may not fairly present MiX Telematics’ financial position, changes in equity, results of operations or cash flows. The pro forma financial information does not constitute pro forma information in accordance with the requirements of Regulation S-X of the SEC or generally accepted accounting principles in the United States. In addition, the rules and regulations related to the preparation of pro forma financial information in other jurisdictions may also vary significantly from the requirements applicable in South Africa.

2. Accounting policies

The accounting policies used in preparing these financial results are in terms of IFRS and are consistent in all material respects with those applied in the preparation of the Group’s annual financial statements for the year ended March 31, 2017.

3. Segment information

Our operating segments are based on the geographical location of our Regional Sales Offices (“RSOs”) and also include our Central Services Organization (“CSO”). CSO is our central services organization that wholesales our products and services to our RSOs who, in turn, interface with our end-customers, distributors and dealers. CSO is also responsible for the development of our hardware and software platforms and provides common marketing, product management, technical and distribution support to each of our other operating segments.

The chief operating decision maker ("CODM") reviews the segment results on an integral margin basis as defined by management. The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified collectively as the executive committee and the Chief Executive Officer who make strategic decisions. In respect of revenue, this method of measurement entails reviewing the segmental results based on external revenue only. In respect of Adjusted EBITDA (the profit measure identified by the CODM), the margin generated by CSO, net of any unrealized intercompany profit, is allocated to the geographic region where the external revenue is recorded by our RSOs. The costs remaining in CSO relate mainly to research and development of hardware and software platforms, common marketing, product management and technical and distribution support to each of the RSOs. CSO is a reportable segment of the Group because it produces discrete financial information which is reviewed by the CODM and has the ability to generate external revenues.

Each RSO's results therefore reflect the external revenue earned, as well as the Adjusted EBITDA earned (or loss incurred) by each operating segment before the remaining CSO and corporate costs allocations. Segment assets are not disclosed as segment information is not reviewed on such a basis by the CODM.

3. Segment information (continued)

South African Rand Figures are in thousands unless otherwise stated	Subscription revenue	Hardware and other revenue	Total revenue	Adjusted EBITDA

Six months ended September 30, 2017 (unaudited)
Africa	423,157	46,392	469,549	209,392
Europe	55,923	33,482	89,405	29,443
Americas	83,012	12,868	95,880	24,958
Middle East and Australasia	98,900	37,096	135,996	49,570
Brazil	23,120	2,327	25,447	8,752
Total Regional Sales Offices	684,112	132,165	816,277	322,115
Central Services Organization	515	38	553	(68,849)
Total Segment Results	684,627	132,203	816,830	253,266
Corporate and consolidation entries	—	—	—	(56,070)
Total	684,627	132,203	816,830	197,196

Six months ended September 30, 2016 (unaudited)	Subscription revenue	Hardware and other revenue	Total revenue	Adjusted EBITDA
Africa	374,377	45,520	419,897	157,386
Europe	59,097	19,256	78,353	21,185
Americas	56,958	21,403	78,361	13,713
Middle East and Australasia	102,271	50,774	153,045	40,412
Brazil	14,365	2,792	17,157	4,351
Total Regional Sales Offices	607,068	139,745	746,813	237,047
Central Services Organization	443	—	443	(64,354)
Total Segment Results	607,511	139,745	747,256	172,693
Corporate and consolidation entries	—	—	—	(46,014)
Total	607,511	139,745	747,256	126,679

3. Segment information (continued)

United States Dollar Figures are in thousands unless otherwise stated	Subscription revenue	Hardware and other revenue	Total revenue	Adjusted EBITDA

Six months ended September 30, 2017 (unaudited)
Africa	31,202	3,421	34,623	15,440
Europe	4,124	2,468	6,592	2,171
Americas	6,121	949	7,070	1,840
Middle East and Australasia	7,292	2,736	10,028	3,655
Brazil	1,705	171	1,876	645
Total Regional Sales Offices	50,444	9,745	60,189	23,751
Central Services Organization	38	3	41	(5,077)
Total Segment Results	50,482	9,748	60,230	18,674
Corporate and consolidation entries	—	—	—	(4,134)
Total	50,482	9,748	60,230	14,540

Six months ended September 30, 2016 (unaudited)	Subscription revenue	Hardware and other revenue	Total revenue	Adjusted EBITDA
Africa	27,605	3,357	30,962	11,605
Europe	4,358	1,419	5,777	1,562
Americas	4,200	1,578	5,778	1,011
Middle East and Australasia	7,541	3,744	11,285	2,980
Brazil	1,059	206	1,265	321
Total Regional Sales Offices	44,763	10,304	55,067	17,479
Central Services Organization	33	—	33	(4,745)
Total Segment Results	44,796	10,304	55,100	12,734
Corporate and consolidation entries	—	—	—	(3,393)
Total	44,796	10,304	55,100	9,341

4. Reconciliation of Adjusted EBITDA to Profit for the Period
South African Rand	Six months ended	Six months ended	Three months ended	Three months ended
Figures are in thousands unless otherwise stated	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016
	Unaudited	Unaudited	Unaudited	Unaudited

Adjusted EBITDA	197,196	126,679	103,313	66,230
Add:
Decrease in restructuring cost provision	—	431	—	—
Net profit on sale of property, plant and equipment and intangible assets	313	—	—	43

Less:
Depreciation (1)	(71,576)	(45,525)	(37,096)	(24,586)
Amortization (2)	(31,387)	(25,829)	(16,823)	(12,297)
Impairment of product development costs capitalized	(127)	(144)	(35)	(144)
Share-based compensation costs	(6,226)	(6,499)	(4,079)	(3,020)
Equity-settled share-based compensation costs	(4,874)	(5,435)	(2,727)	(3,020)
Cash-settled share-based compensation costs	(1,352)	(1,064)	(1,352)	—
Net loss on sale of property, plant and equipment and intangible assets	—	(17)	(19)	—
Increase in restructuring cost provision	(24)	—	(6)	—
Operating profit	88,169	49,096	45,255	26,226
Add: Finance (costs)/income - net	(84)	18,995	3,402	(6,120)
Less: Taxation	(29,941)	(12,973)	(24,417)	3,092
Profit for the period	58,144	55,118	24,240	23,198

(1)	Includes depreciation of property, plant and equipment (including in-vehicle devices).
(2)	Includes amortization of intangible assets (including product development costs and intangible assets identified as part of a business combination).

4. Reconciliation of Adjusted EBITDA to Profit for the Period (continued)
United States Dollar	Six months ended	Six months ended	Three months ended	Three months ended
Figures are in thousands unless otherwise stated	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016
	Unaudited	Unaudited	Unaudited	Unaudited

Adjusted EBITDA	14,540	9,341	7,618	4,884
Add:
Decrease in restructuring cost provision	—	32	—	—
Net profit on sale of property, plant and equipment and intangible assets	23	—	—	3

Less:
Depreciation (1)	(5,278)	(3,357)	(2,735)	(1,813)
Amortization (2)	(2,314)	(1,905)	(1,240)	(907)
Impairment of product development costs capitalized	(9)	(11)	(4)	(10)
Share-based compensation costs	(459)	(479)	(301)	(223)
Equity-settled share-based compensation costs	(359)	(401)	(201)	(223)
Cash-settled share-based compensation costs	(100)	(78)	(100)	—
Net loss on sale of property, plant and equipment and intangible assets	—	(1)	(1)	—
Increase in restructuring cost provision	(2)	—	*	—
Operating profit	6,501	3,619	3,337	1,934
Add: Finance (costs)/income - net	(6)	1,401	251	(451)
Less: Taxation	(2,208)	(957)	(1,800)	228
Profit for the period	4,287	4,063	1,788	1,711

(1)	Includes depreciation of property, plant and equipment (including in-vehicle devices).
(2)	Includes amortization of intangible assets (including product development costs and intangible assets identified as part of a business combination).

* Amount less than $1000.

5. Reconciliation of Adjusted EBITDA margin to Profit for the Period margin
	Six months ended	Six months ended	Three months ended	Three months ended
	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016
	Unaudited	Unaudited	Unaudited	Unaudited

Adjusted EBITDA margin	24.1%	17.0%	25.1%	18.0%
Add:
Decrease in restructuring cost provision	—	0.1%	—	—
Net profit on sale of property, plant and equipment and intangible assets	0.0%	—	—	0.0%
Less:
Depreciation	(8.7%)	(6.1%)	(9.0%)	(6.8%)
Amortization	(3.8%)	(3.5%)	(4.1%)	(3.3%)
Impairment of product development costs capitalized	(0.0%)	(0.0%)	(0.0%)	(0.0%)
Share-based compensation costs	(0.8%)	(0.9%)	(1.0%)	(0.8%)
Equity-settled share-based compensation costs	(0.6%)	(0.7%)	(0.7%)	(0.8%)
Cash-settled share-based compensation costs	(0.2%)	(0.2%)	(0.3%)	—
Net loss on sale of property, plant and equipment and intangible assets	—	(0.0%)	(0.0%)	—
Increase in restructuring cost provision	(0.0%)	—	(0.0%)	—
Operating profit margin	10.8%	6.6%	11.0%	7.1%
Add: Finance (costs)/income - net	(0.0%)	2.5%	0.8%	(1.6%)
Less: Taxation	(3.7%)	(1.7%)	(5.9%)	0.8%
Profit for the period margin	7.1%	7.4%	5.9%	6.3%

6. Net Cash

Net cash is calculated as being net cash and cash equivalents, excluding restricted cash less interest bearing borrowings.

7. Share Repurchase

Fiscal 2018

On May 23, 2017, the MiX Telematics Board approved a share repurchase program of up to R270 million ($19.9 million) under which the Company may repurchase its ordinary shares, including American Depositary Shares ("ADSs"). The Company may repurchase its shares from time to time at its discretion through open market transactions and block trades, based on ongoing assessments of the capital needs of the Company, the market price of its securities and general market conditions. This share repurchase program may be discontinued at any time by the Board of Directors, and the Company has no obligation to repurchase any amount of its securities under the program. The repurchase program will be funded out of existing cash resources.

At September 30, 2017, the following purchases had been made under the share repurchase program:

South African Rand Figures are in thousands unless otherwise stated	Total number of shares repurchased	Average price paid per share (1)	Shares canceled under the share repurchase program	Total value of shares purchased as part of publicly announced program	Maximum value of shares that may yet be purchased under the program

June 2017	5,015,660	3.72	5,015,660	18,666	251,334
	5,015,660		5,015,660	18,666	251,334

United States Dollar Figures are in thousands unless otherwise stated	Total number of shares repurchased	Average price paid per share (1)	Shares canceled under the share repurchase program	Total value of shares purchased as part of publicly announced program	Maximum value of shares that may yet be purchased under the program

June 2017	5,015,660	0.27	5,015,660	1,376	18,532
	5,015,660		5,015,660	1,376	18,532

(1)	Including transaction costs.

Subsequent to the repurchase, the shares were de-listed and now form part of the authorized unissued share capital of the Company. At September 30, 2017, the Company had 559,380,738 ordinary shares of no par value in issue (excluding 40,000,000 treasury shares held by MiX Investments).

Fiscal 2017

On April 29, 2016, the Company entered into an agreement (the “share repurchase agreement”) with Imperial Holdings Limited ("Imperial Holdings") and Imperial Corporate Services Proprietary Limited ("Imperial Corporate Services"), a wholly owned subsidiary of Imperial Holdings, to repurchase all 200,828,260 of the Company’s shares held by Imperial Corporate Services (the “repurchase shares”) at R2.36 ($0.17) per repurchase share, for an aggregate repurchase consideration of R474.0 million or $34.9 million (the “repurchase”). At the general meeting held on August 1, 2016, shareholders of the Company approved the repurchase in terms of the JSE Listings Requirements and the South African Companies Act, No. 71 of 2008, at which point the transaction was accounted for in terms of IFRS. The repurchase was implemented on August 29, 2016. Subsequent to the repurchase, the shares were delisted and now form part of the authorized unissued share capital of the Company.

The financial effect of the transaction was as follows:

Figures are in thousands unless otherwise stated	South African Rand	United States Dollar

Aggregate repurchase consideration	473,955	34,948
Impact of discounting related to fiscal 2017 share repurchase transaction	(3,222)	(238)
Transaction costs capitalized	2,949	218
Total share repurchase cost	473,682	34,928

8. Dividends Paid

The following dividends were declared by the Company during the six months ended September 30, 2017 (excluding dividends paid on treasury shares):

  In respect of the fourth quarter of fiscal year 2017, a dividend of R11.3 million ($0.8 million) was declared on May 23, 2017 and paid on June 19, 2017. Using shares in issue of 563,514,561 (excluding 40,000,000 treasury shares), this equated to a dividend of 2 South African cents or 0.1 U.S. cents per ordinary share; and
  In respect of the first quarter of fiscal 2018, a dividend of R14.0 million ($1.0 million) was declared on August 1, 2017 and paid on August 28, 2017. Using shares in issue of 558,498,901 (excluding 40,000,000 treasury shares), this equated to a dividend of 2.5 South African cents or 1.8 U.S. cents per share.

9. Acquisition of non-controlling interest

In June 2014, the Group entered into an agreement with Edge Gestão Empresarial LTDA (“Edge”), whereby Edge was granted a 5% holding in the equity interest of MiX Brazil. Prior to this agreement Edge held a non-controlling interest in MiX Brazil of 0.0025%. Edge is a Brazilian-based investment company controlled by Luiz Munhoz, the Managing Director of MiX Brazil. The increase in the equity interests granted to Edge was in respect of services provided by Luiz Munhoz to MiX Brazil, in his role as Managing Director of MiX Brazil. In terms of the quotaholders agreement Edge had an option to transfer its interest in MiX Brazil back to the Group at fair value. The agreement with Edge represented a cash-settled share-based payment.

In September 2017 Edge exercised the put option in the quotaholders agreement. In terms of the sale agreement MiX Investments acquired Edge’s 5% equity interest in MiX Brazil for R1.4 million ($0.1 million) which increased the Group's interest in MiX Brazil to 100%. As a result, the Group recognised a cash-settled share-based payment expense and liability of R1.4 million ($0.1 million). The non-controlling interest related to MiX Brazil of R1.5 million ($0.1 million) was also transferred to other reserves within equity.

10. Contingent Liabilities

Service agreement

In terms of an amended network services agreement with Mobile Telephone Networks Proprietary Limited (“MTN”), MTN is entitled to claw back payments from MiX Telematics Africa Proprietary Limited in the event of early cancellation of the agreement or certain base connections not being maintained over the term of the agreement. No connection incentives will be received in terms of the amended network services agreement. The maximum potential liability under the arrangement is R46.1 million or $3.4 million. No loss is considered probable under this arrangement.

11. Other Operating and Financial Data
South African Rand	Six months ended	Six months ended	Three months ended	Three months ended
Figures are in thousands except for subscribers	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016
	Unaudited	Unaudited	Unaudited	Unaudited

Subscription revenue	684,627	607,511	349,262	301,337
Adjusted EBITDA	197,196	126,679	103,313	66,230
Cash and cash equivalents	283,526	346,873	283,526	346,873
Net cash	256,864	310,960	256,864	310,960
Capital expenditure incurred	177,127	146,638	98,003	83,808
Property, plant and equipment expenditure	127,452	95,852	72,846	56,560
Intangible asset expenditure	49,675	50,786	25,157	27,248
Total development cost incurred	67,342	73,264	34,167	36,034
Development cost capitalized	32,804	40,337	16,148	21,028
Development cost expensed within administration and other charges	34,538	32,927	18,019	15,006
Subscribers	640,158	584,994	640,158	584,994

United States Dollar	Six months ended	Six months ended	Three months ended	Three months ended
Figures are in thousands except for subscribers	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016
	Unaudited	Unaudited	Unaudited	Unaudited

Subscription revenue	50,482	44,796	25,753	22,219
Adjusted EBITDA	14,540	9,341	7,618	4,884
Cash and cash equivalents	20,906	25,577	20,906	25,577
Net cash	18,940	22,929	18,940	22,929
Capital expenditure incurred	13,061	10,813	7,226	6,180
Property, plant and equipment expenditure	9,398	7,068	5,371	4,171
Intangible asset expenditure	3,663	3,745	1,855	2,009
Total development cost incurred	4,966	5,402	2,520	2,657
Development cost capitalized	2,419	2,974	1,191	1,551
Development cost expensed within administration and other charges	2,547	2,428	1,329	1,106
Subscribers	640,158	584,994	640,158	584,994

Exchange Rates
The following major rates of exchange were used:
South African Rand: United States Dollar
-closing	13.56	13.86	13.56	13.86
-average	13.18	14.53	13.17	14.06
South African Rand: British Pound
-closing	18.13	17.98	18.13	17.98
-average	17.05	19.99	17.23	18.46

12. Fair Value of Financial Assets and Liabilities Measured at Amortized Cost

The fair values of trade and other receivables, restricted cash, cash and cash equivalents, trade payables, accruals, bank overdraft and other payables approximate their book values as the impact of discounting is not considered material due to the short-term nature of both the receivables and payables.

13. Subsequent Events

The directors are not aware of any matter material or otherwise arising since September 30, 2017 and up to the date of this report, not otherwise dealt with herein.

14. Dividend Declared

On October 31, 2017 the Board declared in respect of the second quarter of fiscal year 2018, which ended on September 30, 2017, a dividend of 2.5 South African cents (0.2 U.S. cents) per ordinary share to be paid on Monday, November 27, 2017.

The details with respect to the dividends declared for ordinary shareholders are as follows:

Last day to trade cum dividend	Tuesday, November 21, 2017
Securities trade ex dividend	Wednesday, November 22, 2017
Record date	Friday, November 24, 2017
Payment date	Monday, November 27, 2017

Share certificates may not be dematerialized or rematerialized between Wednesday, November 22, 2017 and Friday, November 24, 2017, both days inclusive.

Shareholders are advised of the following additional information:

  the dividend has been declared out of income reserves;
  the local dividends tax rate is 20%;
  the gross local dividend amounts to 2.5 South African cents per ordinary share;
  the net local dividend amount is 2.0 South African cents per ordinary share for shareholders liable to pay dividends tax;
  the issued ordinary share capital of MiX Telematics is 599,380,738 ordinary shares of no par value; and
  the Company’s tax reference number is 9155/661/84/7.

The details with respect to the dividends declared for holders of our ADSs are as follows:

Ex dividend on New York Stock Exchange (NYSE)	Wednesday, November 22, 2017
Record date	Friday, November 24, 2017
Approximate date of currency conversion	Monday, November 27, 2017
Approximate dividend payment date	Tuesday, December 12, 2017

15. Changes to the Board

With effect from October 3, 2017, Fundiswa Roji-Maplanka, was appointed as an independent non-executive director to the Board of Directors, and a member of the Audit and Risk Committee, as well as the Social and Ethics Committee. Fundiswa was previously a non-executive director of MiX Telematics from August 2007 to November 2014.

16. Development costs historical data

The table below sets out development costs incurred and capitalized for each of the last eight quarters including the period ended September 30, 2017.

				South African Rand
Figures are in thousands (Unaudited)				Three months ended

	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,
	2017	2017	2017	2016	2016	2016	2016	2015

Total development costs incurred	34,167	33,175	32,152	36,696	36,034	37,230	28,693	28,016
Development costs capitalized	16,148	16,656	17,268	20,415	21,028	19,309	12,136	16,308
Development costs expensed within administration and other charges	18,019	16,519	14,884	16,281	15,006	17,921	16,557	11,708

				United States Dollar
Figures are in thousands (Unaudited)				Three months ended

	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,
	2017	2017	2017	2016	2016	2016	2016	2015

Total development costs incurred	2,520	2,446	2,370	2,706	2,657	2,745	2,116	2,065
Development costs capitalized	1,191	1,228	1,273	1,505	1,551	1,424	895	1,202
Development costs expensed within administration and other charges	1,329	1,218	1,097	1,201	1,106	1,321	1,221	863

17. Taxation

Section 11D Allowances relating to tax assets recognized

MiX Telematics International Proprietary Limited (“MiX International”), a subsidiary of the Group, historically claimed a 150% allowance for research and development spend in terms of section 11D (“S11D”) of the South African Income Tax Act No. 58 of 1962 (“the Act”). As of October 1, 2012, the legislation relating to the allowance was amended. The amendment requires pre-approval of development project expenditure on a project specific basis by the South African Department of Science and Technology (“DST”) in order to claim a deduction of the additional 50% over and above the expenditure incurred (150% allowance). Since the amendments to S11D of the Act, MiX International had been claiming the 150% deduction resulting in a recognized tax benefit. MiX International has complied with the amended legislation by submitting all required documentation to the DST in a timely manner, commencing in October 2012.

In June 2014, correspondence was received from the DST indicating that the research and development expenditure on certain projects for which the 150% allowance was claimed in the 2013 and 2014 fiscal years did not, in the DST’s opinion, constitute qualifying expenditure in terms of the Act. MiX International, through due legal process, had formally requested a review of the DST’s decision not to approve this expenditure. While approvals were obtained for a portion of this project expenditure as a result of a further review performed by the DST in February 2017, we continue to seek approval for the remaining projects and as such the legal process is ongoing. In addition to the approvals that were subject to the legal process, further approvals have been obtained for certain project expenditure, relating to both current and prior financial years. However, at period end, an uncertain tax position remains in relation to S11D deductions in respect of which approvals remain pending.

Since the introduction of the DST pre-approval process, the Group has recognized in the income statement cumulative tax incentives in addition to the incurred cost of R19.6 million ($1.4 million) in respect of S11D deductions, of which R1.4 million ($0.1 million) was recognized during the six months ended September 30, 2017. R16.8 million ($1.2 million) relates to deductions in respect of development project expenditure which has been approved by the DST. R2.8 million ($0.2 million) relates to an uncertain tax position in respect of projects where approvals have not yet been received from the DST. If the Group is unsuccessful in this regard, the Group will not recover the R2.8 million ($0.2 million) raised at September 30, 2017.

Impact of foreign exchange movements

The impact of foreign exchange movements and the related tax effects on the Group's effective tax rate is shown below:

South African Rand	Six months ended September 2017			Six months ended September 2016
	Unaudited			Unaudited
	Profit for the period	Foreign exchange losses	Adjusted earnings	Profit for the period	Foreign exchange gains	Adjusted earnings

Profit before tax	88,085	1,784	89,869	68,091	(11,496)	56,595
Taxation	(29,941)	1,692	(28,249)	(12,973)	(6,381)	(19,354)
Profit after tax	58,144	3,476	61,620	55,118	(17,877)	37,241
Attributable to:
Owners of the parent	58,084	3,476	61,560	55,130	(17,877)	37,253
Non-controlling interests	60	—	60	(12)	—	(12)
	58,144	3,476	61,620	55,118	(17,877)	37,241

Effective tax rate	34.0%	—	31.4%	19.1%	—	34.2%

United States Dollar	Six months ended September 2017			Six months ended September 2016
	Unaudited			Unaudited
	Profit for the period	Foreign exchange losses	Adjusted earnings	Profit for the period	Foreign exchange gains	Adjusted earnings

Profit before tax	6,495	132	6,627	5,020	(848)	4,172
Taxation	(2,208)	125	(2,083)	(957)	(471)	(1,428)
Profit after tax	4,287	257	4,544	4,063	(1,319)	2,744
Attributable to:
Owners of the parent	4,283	257	4,540	4,064	(1,319)	2,745
Non-controlling interests	4	—	4	(1)	—	(1)
	4,287	257	4,544	4,063	(1,319)	2,744
Effective tax rate	34.0%	—	31.4%	19.1%	—	34.2%

Excluding the impact of foreign exchange gains and losses and its related tax consequences, the effective tax rate is 2.8% lower than the first six months of fiscal 2017.

For and on behalf of the Board:

RA Frew	SB Joselowitz
Midrand
October 31, 2017

For more information please visit our website at: www.mixtelematics.com

MiX Telematics Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1995/013858/06)
JSE share code: MIX NYSE code: MIXT ISIN: ZAE000125316
(“MiX Telematics” or “the Company” or “the Group”)

Registered office
Matrix Corner, Howick Close, Waterfall Park, Midrand

Directors
RA Frew* (Chairman), SB Joselowitz (CEO), EN Banda*, SR Bruyns* (Lead Independent Director), PM Dell, CH Ewing*, IV Jacobs*, F Roji-Maplanka*, CWR Tasker, AR Welton*
* Non-executive

Company secretary
Java Capital Trustees and Sponsors Proprietary Limited

Auditors
Deloitte & Touche

Sponsor
Java Capital Trustees and Sponsors Proprietary Limited

November 2, 2017

CONTACT:
Investors:
ICR for MiX Telematics
Seth Potter, +1-855-564-9835
ir@mixtelematics.com